The Fund held its annual meeting of shareholders on April 30,2013. Common/Preferred shareholders voted as indicated below:
                                                                   Withheld
Corporate & Income Opportunity			Affirmative	   Authority
Re-election of Hans W. Kertess
Class I to serve until the Annual Meeting for
the 2015-2016 fiscal year 			61,977,098 	   1,445,940
Re-election of William B. Ogden, IV
Class I to serve until the Annual Meeting for
the 2015-2016 fiscal year 			61,992,537         1,430,501
Re-election of Alan Rappaport*
Class I to serve until the Annual Meeting for
the 2015-2016 fiscal year                            1,489             2,718

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A. Jacobson* and John C. Maney+, continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee